July 25, 2019

VIA EDGAR

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    DPL INC
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 27, 2019
Form 10-Q filed May 7, 2019
File No. 1-9052

Dear Mr. Thompson:

This letter sets forth the responses of DPL Inc. (“DPL”) to the comment letter dated July 12, 2019 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of DPL’s periodic reports. For ease of reference, the Staff’s comments have been repeated below in their entirety, with DPL’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations - DPL
Statement of Operations Highlights - DPL, page 28

1.	We note that gross margin excludes depreciation and amortization. As such, it appears gross margin represents a non-GAAP financial measure. If so, please provide the disclosures required by Item 10(e)(i) of Regulation S-K. If not, please explain to us why you do not believe gross margin is a non-GAAP financial measure. Please note that this comment also applies to DP&L.

DPL’s Response to Comment 1:

We acknowledge the Staff’s comment that our computation of “Gross margin” appears to represent a non-GAAP financial measure. We will remove the presentation of “Gross margin” from our Consolidated Statements of Operations and MD&A in future filings, and will cause our principal subsidiary, The Dayton Power and Light Company (“DP&L”), to do the same.
We historically presented “Gross margin” for purposes of discussing operating results as we believed the format was useful to investors because it allowed analysis and comparability of operating trends and was the same information used by management to make decisions regarding our financial performance. During the fourth quarter of 2015, management began using Income from continuing operations before income tax as the measure to evaluate performance and for decision making. We continued to present “Gross margin” in subsequent periods as we believed it was useful to investors, particularly during periods of large impairments and resulting losses from continuing operations.

Our presentation in future filings will remove the “Total cost of revenues” subtotal and the presentation of “Gross margin” but will continue to show the “Net fuel cost” and “Net purchased power cost” components. The “Net fuel cost”, “Net purchased power cost” and “Depreciation and amortization” components will be presented under “Operating expenses” and the first measure of profitability presented will be “Operating Income”, all in accordance with U.S. GAAP.

Consolidated Statements of Operations, page 52

2.	Gross margin appears to represent a non-GAAP financial measure which must not be presented on the face of the financial statements. Please revise. Refer to Item 10(e)(ii)(C) of Regulation S-K. Please note that this comment also relates to periodic reports filed on Form 10-Q and to periodic reports filed by DP&L.

DPL’s Response to Comment 2:

We acknowledge the Staff’s comment and, consistent with our response to Comment 1, we will remove the subtotal of “Total cost of revenues” and the presentation of “Gross margin” from future filings and will cause DP&L to do the same.

For the quarterly period ended March 31, 2019

Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 1 - Overview and Summary of Significant Accounting Policies
New accounting pronouncements adopted in 2019
Adoption of FASC Topic 842, "Leases", page 14

3.
You state that the adoption of the FASC did not have a material impact on your financial statements. Please tell us the amount of right-of-use assets and lease liabilities recognized by DPL and DP&L as of December 31, 2018. Please also tell us the amount of finance lease costs and operating lease costs recognized by DPL and DP&L for each year presented.

DPL’s Response to Comment 3:

Each of DPL and DP&L had right-of-use assets and lease liabilities of $111,788.08 as of

January 1, 2019. Neither company recognized any finance lease costs for any period presented. The operating lease costs for both DPL and DP&L were $6,649.79 and $2,216.60 for the periods ending March 31, 2019 and 2018, respectively. These amounts were deemed immaterial for further disclosure in accordance with ASC 842.

We appreciate your efforts and those of the Staff to assist us in complying with our disclosure requirements and enhancing our overall disclosure. Please contact Judi L. Sobecki, DPL’s General Counsel, at (317) 829-6833 if you have any questions or requests for additional information in connection with our responses.

Very truly yours,

/s/ Gustavo Garagaglia_
Gustavo Garavaglia
Chief Financial Officer
DPL Inc.

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